Exhibit 4.86

Commitment Letter

To: Beijing iQIYI Yinhua Media Co., Ltd.

To ensure your normal operation and to facilitate the development of your business, iQIYI, Inc. (“Qiyi Cayman”) hereby undertakes as follows:

If you incur any loss before the issuance of this undertaking letter, in case that Qiyi Cayman holds 100% equity interests in Beijing iQIYI Optical Era Technology Co., Ltd. (“Optical Era”), Qiyi Cayman undertakes to provide financial aid free of charge to you to the extent permitted by law through Optical Era. The amount of such financial aid shall not be less than your loss, so that your operation will not be affected by such financial loss. You are not required to repay the financial aid provided by Qiyi Cayman through Optical Era according to this letter.

If you suffer any loss in any year after the issuance of this letter, in case that Qiyi Cayman holds 100% equity interests in Optical Era, Qiyi Cayman will provide financial aid free of charge to you to the extent permitted by law through Optical Era in the next year. The amount of such financial aid shall not be less than your loss, so that your operation will not be affected by such financial loss. You are not required to repay the financial aid provided by Qiyi Cayman through Optical Era according to this letter.

The abovementioned undertakings are conditioned on that: the Exclusive Consulting and Business Cooperation Agreement, the Exclusive Share Purchase Agreement, the Loan Agreement, the Share Pledge Agreement, the Power of Attorney entered into by and between you, your shareholders and relevant entities, and any amendments to the above documents with consents of the signing parties all remain effective.

For and on behalf of

iQIYI, Inc.

/s/ GONG Yu
January 29, 2024